02018757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52205

RECEIVED MAR 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Skeffington Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd., 14th Floor
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin O. Clark **(201) 499-8811**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Kevin O. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Skeffington Securities, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

CAROLYN HEMMER
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/22/2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Skeffington Securities, L.L.C.

December 31, 2001
with Report of Independent Auditors

Skeffington Securities, L.L.C.

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members
Skeffington Securities, L.L.C.

We have audited the accompanying statement of financial condition of Skeffington Securities, L.L.C. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Skeffington Securities, L.L.C. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Ernst + Young LLP

February 20, 2002

Skeffington Securities, L.L.C.

Statement of Financial Condition

December 31, 2001

Assets	
Restricted cash	$ 312,341
Receivable from clearing brokers, net	1,666,679
Securities purchased under agreements to resell	477,905
Securities owned:	
Marketable securities, at market value	132,505
Not readily marketable, at estimated fair value	92,800
Prepaids and other assets	14,967
Total assets	$2,697,197
Liabilities and members' equity	
Liabilities:	
Accounts payable	$ 630,521
Accrued compensation	42,035
Accrued expenses and other liabilities	86,990
Total liabilities	759,546
Members' equity	1,937,651
Total liabilities and members' equity	$2,697,197

See notes to financial statements.

Skeffington Securities, L.L.C.

Notes to Financial Statements

December 31, 2001

1. Organization

Nature of Business

Skeffington Securities (the "Company"), was incorporated in Delaware on October 21, 1998. Subsequently, the Company filed for a conversion to a limited liability company. The conversion was approved in accordance with the provisions of Section 266 of the Delaware General Corporation Law on April 25, 2001. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company engages in the proprietary trading of securities in the over-the-counter market. The Company introduces all of its securities transactions to another broker-dealer on a fully disclosed basis.

The Company has two classes of members. The Class A voting member is Skeffington Holdings, Inc. The Class B non-voting members have contributed capital for securities trading activities.

2. Summary of Significant Accounting Policies

Securities Transactions

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities, including derivative contracts, are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. The fair value of exchange traded derivatives, primarily option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments. Non-marketable securities are valued at fair value as determined by management.

2. Summary of Significant Accounting Policies (continued)

Taxes

The Company is treated as a partnership for federal, state and local tax purposes. Consequently, income taxes are not provided for. Members are taxed individually on their share of the Company's earnings. The Company's net loss is allocated among the members in accordance with the Company's Operating Agreement. State and local tax authorities may impose a franchise tax on the Company as determined by each jurisdiction in which the Company operates.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-l) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $1,492,666, which was $1,392,666 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

4. Allocation of Profit and Loss

Class B members earn the net proceeds from their trading revenues less the direct clearing and other related transactional expenses. Class B members, pursuant to a member agreement, allocate a percentage of their profits to the Class A member. In accordance with the Company's Operating Agreement, the Class A member allocates 1% of its annual net profit or loss to the Class B members in proportion to their December 31, 2001 equity balance. The Class B member must have been a member for six full months in order to share in this allocation.

5. Related Party Transactions

The sole owner of the Class A member is an executive with Hold Brothers On-Line Investment Services Inc. ("Hold Brothers"). The Company has a sub-lease agreement (the "Agreement") with an affiliate of Hold Brothers, Hold Brothers Management Corporation (the "Management Company" and sub-lessee), a New Jersey corporation. The Management Company pays rent of $17,560 a month to the Company. The Management Company also provides certain administrative and legal services to the Company without charge.

The Company has a payable to Hold Brothers in the amount of $624,216 relating to clearing, ECN, exchange, trading and service fees as of December 31, 2001.

6. Commitments

The Company has leased office space under a long-term lease. Future obligations relating to the primary terms of the Company's long-term office space lease are:

	Amount
Year ending December 31:	
2002	$ 276,380
2003	276,380
2004	276,380
2005	138,190
	$ 967,330

6. Commitments (continued)

Minimum payments have not been reduced by expected future sub-lease rental income of $737,520 related to the sub-lease with the Management Company.

7. Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings. To protect the Company, the collateral subject to reverse repurchase agreements is has been segregated and held by a custodian.

8. Marketable Securities Owned

Marketable securities owned consist of equities with a market value of $132,505 at December 31, 2001. All securities owned are pledged to the securities clearing broker on terms which permit it to sell or repledge the securities to others subject to certain limitations.

9. Credit and Market Risk

The Clearing broker-dealers carry all of the accounts of the Company and are responsible for clearing, collection and payments of funds, and receipt and delivery of securities relating to proprietary transactions. The Company, pursuant to certain agreements, must maintain a minimum equity of $1,000,000 with the securities clearing broker.

At December 31, 2001, Receivable from clearing brokers includes cash on deposit of $1,806,389, pursuant to certain agreements, net of $139,710 of payables related to proprietary transactions.

At December 31, 2001, cash of $312,341 was on deposit at one diversified U.S. financial institution and represents restricted cash pursuant to a letter of credit (see note 10 below).

10. Letter of Credit

The Company has a secured letter of credit ("LOC") issued in favor of the Company's landlord, which was issued by a diversified U.S. financial institution in the amount of $287,847. This LOC matures on July 30, 2005. At December 31, 2001, there were no outstanding borrowings under the LOC. In order to secure the LOC the Company is required to maintain a minimum balance of $287,847 in an interest-bearing cash collateral account with the institution. As of December 31, 2001, cash of $312,341 was pledged and deposited to secure the LOC.

11. Benefit Contribution Plan

The Company sponsors a 401k plan that covers all employees age 21 and over with at least six months of service. The plan allows for an employee contribution of up to 20% of an eligible participant's compensation.

12. Subsequent Events

The sole owner of the Class A member of the Company has adopted a plan of merger, dated January 9, 2002, with Hold Brothers Inc., the parent of Hold Brothers On-Line Investment Services Inc.